                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 AMENDMENT  #3

                                       to

                                 SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(d)(1) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                    NATIONAL CONVENIENCE STORES INCORPORATED
--------------------------------------------------------------------------------
                           (Name of subject company)

                           CIRCLE K ACQUISITION, INC.
                            THE CIRCLE K CORPORATION
--------------------------------------------------------------------------------
                                   (Bidders)

    Common Stock, $.01 par value per share (including the Associated Rights)
                       Warrants to Purchase Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                635570500 (Common Stock) and 635570112 (Warrants)
--------------------------------------------------------------------------------
                    (CUSIP numbers of classes of securities)

                             Gehl P. Babinec, Esq.
                            The Circle K Corporation
                            Phoenix Corporate Center
                           3003 North Central Avenue
                             Phoenix, Arizona 85012
                                 (602) 437-0600

                 (Name, address and telephone number of person authorized to receive notice and communications on behalf of bidders)

                                    Copy to:

                             Richard M. Russo, Esq.
                            Gibson, Dunn & Crutcher
                       1801 California Street, Suite 4100
                             Denver, Colorado 80202
                                 (303) 298-5700

          This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated September 7, 1995, as heretofore amended and supplemented (the "Schedule 14D-1"), of Circle K Acquisition, Inc., a Delaware corporation (the "Purchaser") and The Circle K Corporation, a Delaware Corporation ("Circle K"), filed in connection with the Purchaser's offer to purchase all outstanding common stock, par value $.01 per share, and the associated preferred stock purchase rights, of National Convenience Stores Incorporated, a Delaware corporation, and all warrants to purchase shares of such common stock, as set forth in the Schedule 14D-1 (the "Offer").

Item 10.  Additional Information.

          On October 31, 1995, Circle K issued a press release announcing that the Offer has been extended. The Offer and withdrawal rights will now expire at 5:00 p.m., Eastern Time, on Thursday, November 30, 1995, unless further extended.

          A copy of the press release issued by Circle K is filed as Exhibit
(a)(13) to the Schedule 14D-1 and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          (a)(12) Press release, dated October 31, 1995.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1995

                                     CIRCLE K ACQUISITION, INC.

                                     /s/ Joel A. Sterrett
                                     ----------------------------------
                                     Name: Joel A. Sterrett
                                     Title: Assistant Secretary

                                     THE CIRCLE K CORPORATION

                                     /s/ Joel A. Sterrett
                                     ----------------------------------
                                     Name: Joel A. Sterrett
                                     Title: Assistant Secretary

                                 EXHIBIT INDEX


Exhibit No.                        Description
-----------                        -----------
   (a)(13)            Press release, dated October 31, 1995.